UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

    Changyou.com Limited

(Name of issuer)

    Class A Ordinary Shares, $.01 par value per share

(Title of class of securities)

    15911M107

(CUSIP number)

    December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15911M107
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Prominence Investments Ltd. No I.R.S Identification Number
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 15,000,000 Class A ordinary shares (1) (2)
	6.	Shared voting power 0
	7.	Sole dispositive power 15,000,000 Class A ordinary shares (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 15,000,000 Class A ordinary shares (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 45.6% (3)(2)
12.	Type of reporting person (see instructions) CO

(1)	Prominence Investments Ltd. is the record and beneficial owner of, and has sole voting and dispositive power with respect to, 15,000,000 Class B ordinary shares, par value of $0.01 per share (“Class B ordinary shares”), of the Issuer, which are convertible into 15,000,000 Class A ordinary shares at any time at the election of Prominence Investments Ltd. As a result, Prominence Investments Ltd. may be deemed to beneficially own 15,000,000 Class A ordinary shares of the Issuer pursuant to Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”). Class B ordinary shares are not reportable on this Statement on Schedule 13G (this “Schedule 13G”) pursuant to Rules 13(d) and (g) under the Exchange Act.
(2)	With respect to matters requiring a shareholder vote, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as one class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. As a result, the 15,000,000 Class B ordinary shares held of record by Prominence Investments Ltd. represent approximately 17.2% of the voting power of all issued and outstanding ordinary shares of the Issuer.
(3)	The percentage is calculated based on 17,860,000 Class A ordinary shares (including Class A ordinary shares represented by American depository shares of the Issuer) issued and outstanding as of December 31, 2009, calculated pursuant to Rule 13d-3(d)(1).

CUSIP No. 15911M107
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Tao Wang No I.R.S Identification Number
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 15,000,000 Class A ordinary shares (4)(5)
	6.	Shared voting power 0
	7.	Sole dispositive power 15,000,000 Class A ordinary shares (4)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 15,000,000 Class A ordinary shares (4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 45.6% (6)
12.	Type of reporting person (see instructions) IN

(4)	Prominence Investments Ltd. is ultimately owned by a trust of which Tao Wang is the primary beneficiary. Mr. Wang may be deemed to beneficially own 15,000,000 Class A ordinary shares which are deemed to be beneficially owned by Prominence Investments Ltd, and is filing this Schedule 13G with respect to such 15,000,000 shares.
(5)	See Footnote (2) for a description of the voting rights with respect to the 15,000,000 Class B ordinary shares held of record by Prominence Investments Ltd.
(6)	See Footnotes (2) and (3).

Item 1.	(a)	Name of Issuer:

Changyou.com Limited

	(b)	Address of Issuer’s Principal Executive Offices:

East Tower, Jing Yan Building No. 29 Shijingshan Road, Shijingshan District Beijing 100043 People’s Republic of China

Item 2.	(a)	Name of Person Filing:

Prominence Investments Ltd. and Tao Wang. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence:

Prominence Investments Ltd.

c/o Credit Suisse Trust, Singapore

1 Raffles Link #05-02

Singapore

Tao Wang

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

	(c)	Citizenship:

Prominence Investments Ltd. is a corporation organized under the laws of the British Virgin Islands.

Tao Wang is a citizen of the People’s Republic of China.

	(d)	Title of Class of Securities:

Class A ordinary shares, $.01 par value per share

	(e)	CUSIP Number:

15911M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The 15,000,000 Class B ordinary shares held of record by Prominence Investments Ltd. are convertible into 15,000,000 Class A ordinary shares at any time in its sole discretion. Prominence Investments Ltd. may be deemed to beneficially own 15,000,000 Class A ordinary shares of the Issuer pursuant to Rule 13d-3 under the Exchange Act.

Prominence Investments Ltd. is ultimately owned by a trust of which Tao Wang is the primary beneficiary. Mr. Wang may be deemed to beneficially own 15,000,000 Class A ordinary shares which are deemed to be beneficially owned by Prominence Investments Ltd.

(b) Percent of class:

Prominence Investments Ltd.: 45.6%

Tao Wang: 45.6%

The foregoing percentages are calculated based on 17,860,000 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2009, pursuant to Rule 13d-3(d)(1).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote*:

15,000,000 Class A ordinary shares for Prominence Investments Ltd.

15,000,000 Class A ordinary shares for Tao Wang.

*  See Footnotes 2 for a description of Prominence Investments Ltd’s ownership of 15,000,000 Class B ordinary shares.

(ii) Shared power to vote or to direct the vote

0 shares for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

15,000,000 Class A ordinary shares for Prominence Investments Ltd. 15,000,000 Class A ordinary shares for Tao Wang.

(iv) Shared power to dispose or to direct the disposition of

0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date February 12, 2010

Prominence Investments Ltd.

For and on behalf of
TANAH MERAH LIMITED
Corporate Director

By:	/s/ Mabel Chan /s/ Audrey Low
Authorized Signatories

/s/ Tao Wang
Tao Wang